[GulfMark Letterhead]
January 20, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549
New GulfMark Offshore, Inc.
Registration Statement on Form S-4 (File No. 333-162612)
Dear Ms. Nguyen Parker:
     In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, GulfMark Offshore, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-162612) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m., New York City time, on January 22, 2010, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Alyssa Caples at (212) 474-1074 or Merritt S. Johnson at (212) 474-1362, with written confirmation sent to the addresses listed on the cover of the Registration Statement.

Sincerely, GulfMark Offshore, Inc.
By:	/s/ Quintin V. Kneen
	Name:	Quintin V. Kneen
	Title:	Chief Financial Officer